UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or
15(d) of
The Securities Exchange
Act of 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): February 22, 2026

GILEAD SCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-19731	94-3047598
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

333 LAKESIDE DRIVE, FOSTER CITY, CALIFORNIA

(Address of principal executive offices)

94404

(Zip Code)

(650) 574-3000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value, $0.001 per share	GILD	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On February 22, 2026, Gilead Sciences, Inc., a Delaware corporation (“Parent” or “Gilead”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), among Parent, Arcellx, Inc., a Delaware corporation (the “Company”), and Ravens Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”), to acquire all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of the Company, other than any Shares owned immediately prior to the effective time of the Merger (as defined below) by the Company (including shares held in the Company’s treasury) and any Shares owned both as of the date of the commencement of the Offer and immediately prior to the effective time of the Merger by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, for (i) $115.00 per Share (the “Closing Amount”), net to the seller in cash, without interest, subject to any applicable withholding tax, and (ii) one contractual contingent value right (a “CVR”), which represents the right to receive one contingent payment of $5.00 per CVR, in cash, without interest, upon the achievement of a specified milestone in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”), to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”).

The Offer will initially remain open for a minimum of 20 business days from the date of commencement of the Offer, subject to possible extension pursuant to the terms of the Merger Agreement.

The obligation of Purchaser to consummate the Offer is subject to the satisfaction or waiver of customary conditions, including, among others, (i) there being validly tendered, and not validly withdrawn, in the Offer a number of Shares that, considered together with all other Shares owned by Purchaser and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, (ii) the accuracy of the representations and warranties of the Company contained in the Merger Agreement (subject to certain materiality exceptions), (iii) material compliance by the Company with its covenants under the Merger Agreement, (iv) the expiration or termination of the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other specified notices, approvals or clearances in accordance with foreign antitrust laws having been given and obtained, (v) the absence of any law or order prohibiting the consummation of the Offer or the Merger in any jurisdiction in which Parent or the Company has material business operations and (vi) other customary conditions set forth in Annex I to the Merger Agreement.

As soon as practicable following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving corporation (the “Merger”). At the effective time of the Merger, each Share (other than (i) Shares owned by the Company (including shares held in the Company’s treasury), (ii) Shares owned both as of the date of the commencement of the Offer and immediately prior to the effective time of the Merger by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase pursuant to the Offer and (iv) Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the effective time of the Merger) will be converted into the right to receive (A) the Closing Amount in cash, in each case without any interest thereon, subject to any withholding of taxes, plus (B) one (1) CVR (the “Merger Consideration”).

The Merger Agreement includes customary representations, warranties and covenants of the Company, Parent and Purchaser.

From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms (the “No-Shop Period”), the Company is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. Notwithstanding the limitations applicable during the No-Shop Period, prior to the acceptance of the Shares validly tendered and not validly withdrawn pursuant to the Offer, the Company may under certain circumstances provide, pursuant to an acceptable confidentiality agreement, information to, and engage in or otherwise participate in discussions or negotiations with, third parties with respect to a bona fide unsolicited written alternative acquisition proposal that the board of directors of the Company has determined in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or would reasonably be expected to result in a Superior Offer (as defined in the Merger Agreement), if failing to do so would be inconsistent with the board’s fiduciary duties under applicable legal requirements. Parent and Purchaser have agreed to use reasonable best efforts to take actions that may be required in order to obtain antitrust approval of the proposed transaction, subject to certain limitations.

The Merger Agreement also includes customary termination provisions for both the Company and Parent, and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Company to accept and enter into an agreement with respect to a Superior Offer, the Company will pay Parent a termination fee of $260,000,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and which is incorporated herein by reference. The Merger Agreement has been filed to provide information to investors regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or the Company, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The Merger Agreement and this summary should not be relied upon as disclosure about Parent or the Company. None of the Company’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure letter delivered in connection with the signing of the Merger Agreement. The representations and warranties (i) may have been made for the purpose of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from what an investor may view as material and (ii) may have been made only as of the date of the Merger Agreement or as of another date or dates as may be specified in the Merger Agreement, and information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures of the Company or Parent, if at all.

Contingent Value Rights Agreement

At or prior to the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer, Parent and the Rights Agent will enter into the CVR Agreement. Pursuant to and subject to the terms and conditions of the Merger Agreement, holders of Shares (other than (i) Shares owned by the Company (including shares held in the Company’s treasury), (ii) Shares owned both as of the date of the commencement of the Offer and immediately prior to the effective time of the Merger by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, and (iii) Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the effective time of the Merger), will be entitled to one CVR for each Share outstanding (A) that Purchaser accepts for payment from such holder pursuant to the Offer or (B) owned by or issued to such holder as of immediately prior to the effective time of the Merger and converted into the right to receive the Merger Consideration from Purchaser pursuant to the Merger Agreement. Each holder of Company Options (as defined in the Merger Agreement) and Company RSUs (as defined in the Merger Agreement) will be entitled to one CVR for each Share subject to such Company Option or Company RSU immediately prior to the effective time of the Merger. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the U.S. Securities and Exchange Commission (the “SEC”) or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser, the Company or any of their respective affiliates.

Each CVR will represent a non-tradable contractual contingent right to receive one contingent cash payment in an amount equal to $5.00 per CVR, in cash, without interest (except deemed interest for tax purposes, as applicable), payable if, after the closing of the Merger, the cumulative worldwide Sales (as defined in the CVR Agreement) of Arcellx’s anitocabtagene autoleucel (anito-cel) product exceed $6,000,000,000 on or prior to December 31, 2029 (the “Milestone Expiration Date”).

Any potential payouts of the CVR are subject to various risks and uncertainties related to the development of anito-cel, regulatory approvals related to commercialization of anito-cel, commercialization of anito-cel, and third-party patent claims as more fully described in the Company’s periodic reports filed with the SEC. The Milestone may not be achieved prior to the Milestone Expiration Date.

The foregoing description of the form of CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the form of CVR Agreement, a copy of which is included as Annex III to the Merger Agreement filed as Exhibit 2.1 to this report and incorporated by reference herein.

Tender and Support Agreements

On February 22, 2026, in connection with the execution and delivery of the Merger Agreement, Parent entered into tender and support agreements (collectively, the “Support Agreements”) with each of the directors and executive officers of the Company and certain other members of the Company's management team, solely in their respective capacities as stockholders of the Company, entities affiliated with New Enterprise Associates, and entities affiliated with SR One Capital Fund I Aggregator, L.P., who collectively own or control an aggregate of approximately 10.3% of the outstanding Shares as of February 19, 2026. The Support Agreements provide that, among other things, each of the stockholders has agreed to (i) tender all of its, his or her Shares, (ii) vote against other proposals to acquire the Company and for any proposal for the Merger and (iii) certain other restrictions on its, his or her respective ability to take actions with respect to the Company and its or his or her Shares. Each of the Support Agreements provides that it will terminate upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the termination thereof by written notice from Parent to the Support Stockholders or (d) any amendment or change to the Merger Agreement or the Offer that is effected without the Stockholder’s consent that decreases the amount, or changes the form, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement

The foregoing description of the Support Agreements is qualified in all respects by reference to the form of Tender and Support Agreement, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

Item 7.01.	Regulation FD Disclosure.

On February 23, 2026, Parent and the Company issued a joint press release announcing (i) their entry into the Merger Agreement and (ii) the acceptance by the U.S. Food and Drug Administration of the Biologic License Application for anito-cel, the Company’s BCMA-targeting ddCAR product candidate being evaluated in patients with relapsed or refractory multiple myeloma, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.

The information in Item 7.01 of this Current Report on Form 8-K, including the information incorporated by reference from Exhibit 99.1 hereto, is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Furthermore, the information in Item 7.01 of this Current Report on Form 8-K, including the information incorporated by reference from Exhibit 99.1 hereto this report, shall not be deemed to be incorporated by reference in the filings of the Company under the Securities Act of 1933.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements related to Gilead, Arcellx and the acquisition of Arcellx by Gilead that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Gilead and Arcellx and members of their respective senior management teams. In some cases, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “seek,” “may,” “plan,” “project,” “should,” “target,” “will,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, without limitation, statements regarding the transaction and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, the timing of the expected commercial launch of anito-cel and Gilead’s ability to streamline preparation and accelerate adoption and access to anito-cel if the transaction is consummated; the potential for anito-cel to become a foundational treatment, including for earlier lines of therapy; regulatory applications and related timelines, including the Prescription Drug User Fee Act date for anito-cel’s BLA; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to satisfy the various closing conditions and complete the transaction; the expectation that the transaction will be accretive to Gilead following FDA approval in the future; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Arcellx’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the risk that, if the transaction is consummated, the businesses will not be integrated successfully and that other anticipated benefits from the transaction will not be realized; any negative effects on the existing collaboration between Arcellx and Gilead that may result from the announcement of a transaction, or the failure to complete the transaction; the risk that the milestone associated with the CVR may not be achieved and that holders of CVRs may not receive payments in respect thereof; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in the companies’ periodic reports filed with the SEC, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Arcellx and the Schedule TO and related tender offer documents to be filed by Gilead and Purchaser. All forward-looking statements are based on information currently available to Gilead and Arcellx, and Gilead and Arcellx assume no obligation and disclaim any intent to update any such forward-looking statements.

Additional Information and Where to Find It

The tender offer described in this Current Report Form 8-K has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Arcellx, nor is it a substitute for any tender offer materials that Gilead, Purchaser or Arcellx will file with the SEC. A solicitation and an offer to buy securities of Arcellx will be made only pursuant to an offer to purchase and related materials that Gilead intends to file with the SEC. At the time the tender offer is commenced, Gilead will file a Tender Offer Statement on Schedule TO with the SEC, and Arcellx will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. ARCELLX’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related letter of transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be sent to all stockholders of Arcellx at no expense to them. The Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Gilead or Arcellx. Free copies of these materials and certain other offering documents will be made available by Gilead by mail to Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations, by phone at 1-800-GILEAD-5 or 1-650-574-3000, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement on Schedule TO. Investors and security holders of Arcellx may also obtain, free of charge, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents that Arcellx has filed with or furnished to the SEC under the “Financials” section of Arcellx’s website at https://ir.arcellx.com/financials/sec-filings/default.aspx.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Gilead and Arcellx file annual, quarterly and current reports, proxy statements and other information with the SEC. Gilead’s and Arcellx’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

The following exhibit 99.1 is furnished pursuant to this Item 9.01.

Exhibit Number	Description
2.1*	Agreement and Plan of Merger, dated February 22, 2026, among Arcellx, Inc., Gilead Sciences, Inc. and Ravens Sub, Inc.
10.1	Form of Tender and Support Agreement.
99.1	Joint Press Release, dated February 23, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. Gilead agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GILEAD SCIENCES, INC.

By:	/s/ Andrew Dickinson
	Name:	Andrew Dickinson
	Title:	Chief Financial Officer

Dated: February 23, 2026